Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 NOV 26 AM 11:03

LETTER FOR MAINTENANCE OF EXEMPTION

SUPPL

26th November 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of pages : 16

02055980

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. announcement of results for the first quarter ended 30th September 2002 - released on 26th November 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

P

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

dlw 11/26

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax No. (212)571-3050

Ref : c\hd\sc1

File No. 82-4968

Form Version 2.0

Financial Results

Submitted by S DARBY on 26-11-2002 12:07:03 PM
Reference No SD-021119-43061

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: SIME DARBY BERHAD
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: NANCY YEOH POH YEW
*	Designation	: GROUP SECRETARY

Part A1 : QUARTERLY REPORT

* **Quarterly report for the financial period ended** : 30-09-2002

* **Quarter** : ● 1 Qtr ○ 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other

* **Financial Year End** : 30-06-2003

* **The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

profit&loss acc_SeptKLSE2002.c balance sheet_SeptKLSE2002.(

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30-09-2002**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER * 30-09-2002 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30-09-2001 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE * 30-09-2002 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30-09-2001 [dd/mm/yyyy] RM'000
1	Revenue	3,664,029	2,855,670	3,664,029	2,855,670
2	Profit/(loss) before tax	337,588	283,011	337,588	283,011

File No. 82-4968

3	Profit/(loss) after tax and minority interest	214,125	183,392	214,125	183,392
4	Net profit/(loss) for the period	214,125	183,392	214,125	183,392
5	Basic earnings/(loss) per share (sen)	9.20	7.90	9.20	7.90
6	Dividend per share (sen)	0.00	0.00	0.00	0.00
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net tangible assets per share (RM)	3.2000		3.0900	

Remarks :

In accordance with the Malaysian Accounting Standard Boards ("MASB") Standard No. 25 on "Income Taxes", the Group has changed its accounting policy with respect to the recognition of deferred tax assets and liabilities. This change in accounting policy has been adopted retrospectively and has the effect of increasing taxation by RM0.7 million and reducing the minority interests as well as net profit for the quarter ended 30th September 2001 by RM0.5 million and RM0.2 million respectively.

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30-09-2002 [dd/mm/yyyy] RM'000	30-09-2001 [dd/mm/yyyy] RM'000	30-09-2002 [dd/mm/yyyy] RM'000	30-09-2001 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	329,824	262,690	329,824	262,690
2	Gross interest income	9,408	11,800	9,408	11,800
3	Gross interest expense	11,964	10,775	11,964	10,775

Note: The above information is for the Exchange internal use only.

QUARTERLY REPORT

On consolidated results for the first quarter ended 30th September 2002

The Directors are pleased to announce the following:

Unaudited Condensed Consolidated Income Statement for the first quarter of the financial year ending 30th June 2003

	Note	Quarter ended 30th September 2002 RM Million	Quarter ended 30th September 2001 RM Million	% +/-
Revenue	2	3,664.0	2,855.7	+ 28
Operating expenses		(3,338.8)	(2,594.6)	+ 29
Other operating income		4.6	1.6	
Operating profits		329.8	262.7	+ 26
Share of results of associated companies		0.8	7.5	
Profit before interest	2	330.6	270.2	+ 22
Investment income		9.6	11.8	
(Finance cost)/Interest income (net)		(2.6)	1.0	
Profit before taxation		337.6	283.0	+ 19
Taxation	5	(87.3)	(67.2)	
Share of taxation of associated companies		(0.6)	(0.8)	
Profit after taxation		249.7	215.0	+ 16
Minority interests		(35.6)	(31.6)	
Net profit for the quarter		214.1	183.4	+ 17
		Sen	Sen	
Earnings per share				
- Basic	6	9.2	7.9	+ 17
- Diluted	6	9.2	7.9	+ 17

The unaudited Condensed Consolidated Income Statement should be read in conjunction with the annual financial statements for the year ended 30th June 2002.

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Balance Sheet

	Note	30th September 2002 RM Million	30th June 2002 RM Million
SHARE CAPITAL		1,163.1	1,163.0
RESERVES		6,276.1	6,030.3
SHAREHOLDERS' FUNDS		7,439.2	7,193.3
MINORITY INTERESTS		1,219.3	1,192.0
		8,658.5	8,385.3
NON-CURRENT LIABILITIES			
Loans	10	647.7	652.4
Deferred tax liabilities		299.8	301.5
		947.5	953.9
		9,606.0	9,339.2
CURRENT ASSETS			
Inventories		2,702.9	2,762.9
Trade and other receivables		1,975.1	1,877.0
Cash held under Housing Development Accounts		79.5	69.3
Bank balances, deposits and cash		1,398.5	1,535.6
		6,156.0	6,244.8
CURRENT LIABILITIES			
Trade and other payables		2,203.8	2,450.8
Provisions		134.4	128.7
Short term borrowings	10	432.0	460.3
Current taxation		192.5	172.5
		2,962.7	3,212.3
NET CURRENT ASSETS		3,193.3	3,032.5
NON CURRENT ASSETS			
Trade and other receivables		280.7	253.1
Deferred tax assets		75.6	86.5
Investments		1,115.6	1,078.7
Associated companies		258.3	259.6
Real property assets		125.1	125.9
Property, plant and equipment	7	4,557.4	4,502.9
		6,412.7	6,306.7
		9,606.0	9,339.2
		Sen	Sen
NET TANGIBLE ASSETS PER SHARE		320	309

The unaudited Condensed Consolidated Balance Sheet should be read in conjunction with the annual financial statements for the year ended 30th June 2002.

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Statement Of Changes In Equity as at 30 September 2002

	Non-distributable					Distributable	
	Share capital	Share premium	Revaluation reserves	Capital reserves	Exchange reserves	Retained profits	Total
At 1st July 2002							
- as previously reported	1,163.0	2,383.8	112.7	224.1	419.3	2,885.5	7,188.4
- prior year adjustment	–	–	–	–	–	4.9	4.9
- as restated	1,163.0	2,383.8	112.7	224.1	419.3	2,890.4	7,193.3
Translation of opening reserves	–	–	–	–	30.4	–	30.4
Translation differences	–	–	–	–	0.9	–	0.9
Net gains not recognised in income statement	–	–	–	–	31.3	–	31.3
Net profit for the quarter	–	–	–	–	–	214.1	214.1
Issue of shares	0.1	0.4	–	–	–	–	0.5
At 30th September 2002	1,163.1	2,384.2	112.7	224.1	450.6	3,104.5	7,439.2

The unaudited Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the annual financial statements for the year ended 30th June 2002.

File No. 82-4968

SIME DARBY BERHAD
(Company No: 41759-M)

Unaudited Condensed Consolidated Cash Flow Statement for the quarter ended 30th September 2002

Profit before taxation		337.6
Adjustments for non-cash flow		
Non-cash items		81.5
Non-operating items		(51.1)
		368.0
Changes in working capital		
Increase in trade debtors and other receivables		(131.6)
Increase in cash held under Housing Development Accounts		(10.2)
Decrease in inventories		39.1
Decrease in trade creditors and other payables		(235.8)
Net cash inflow from operating activities		29.5
Investing activities		
Purchase of unquoted investments	(36.0)	
Purchase of property, plant and equipment	(128.5)	
Proceeds from sale of property, plant and equipment	18.2	
Proceeds from sale of real property assets	0.8	
Net cash outflow from investing activities		(145.5)
Financing activities		
Proceeds from shares issued under Sime Darby Executives' Share Option Scheme	0.5	
Proceeds from term loan raised	10.8	
Short term borrowings repaid	(99.1)	
Net cash outflow from financing activities		(87.8)
Net decrease in cash and cash equivalents		(203.8)
Cash and cash equivalents at beginning of the quarter		1,496.0
Foreign exchange differences on opening balances		(3.9)
Cash and cash equivalents at end of the quarter		1,288.3

For the purpose of the cash flow statement, the cash and cash equivalents comprised the following :

Bank balances, deposits and cash	1,398.5
Bank overdrafts – unsecured	(110.2)
	1,288.3

The unaudited Condensed Consolidated Cash Flow Statement should be read in conjunction with the annual financial statements for the year ended 30th June 2002.

File No. 82-4968

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 30th September 2002
Amounts in RM million unless otherwise stated

1. Basis of preparation

These interim financial statements are prepared in accordance with the Malaysian Accounting Standards Board ('MASB') Standard No. 26 "Interim Financial Reporting" and paragraph 9.22 of the Kuala Lumpur Stock Exchange Listing Requirements and should be read in conjunction with the Group's annual financial statements for the year ended 30th June 2002. There were no audit qualifications on the annual financial statements for the year ended 30th June 2002.

The accounting policies and presentation adopted for the interim financial statements are consistent with those adopted for the last annual financial statements except for the adoption of the new MASB No. 23 "Impairment of Assets" which has been applied prospectively from 1st July 2002 and the new MASB No. 25 on "Income Taxes".

The change in accounting policy with respect to the recognition of deferred tax assets and liabilities in compliance with MASB No. 25 has been accounted for retrospectively and has the effect of increasing the consolidated retained profits for the year ended 30th June 2002 by RM4.9 million.

Group:	As previously reported	Effect of change in policy	As restated
At 1st July 2002			
- retained profits	2,885.5	4.9	2,890.4
- minority interests	1,177.2	14.8	1,192.0
- deferred tax liabilities	238.4	63.1	301.5
- deferred tax assets	–	(86.5)	(86.5)
- current taxation	168.8	3.7	172.5
Quarter ended 30th September 2001			
- taxation	66.5	0.7	67.2
- minority interests	32.1	(0.5)	31.6
- net profit for the quarter	183.6	(0.2)	183.4

2. Segmental reporting

Primary reporting format – Business segments	Quarter ended 30th September 2002		Quarter ended 30th September 2001	
	Revenue	Profit before interest	Revenue	Profit before interest
Plantations	324.6	67.8	223.4	12.6
Tyre manufacturing	211.4	20.7	207.5	15.1
Property	169.3	56.8	132.7	58.6
Heavy equipment distribution	776.0	64.2	545.0	51.4
Motor vehicle distribution	1,306.9	72.4	946.8	75.6
Energy	189.1	37.2	135.6	47.5
General trading, services and others	686.7	11.5	664.7	9.4
	3,664.0	330.6	2,855.7	270.2

3. Changes in the composition of the Group

There were no changes in the composition of the Group during the quarter ended 30th September 2002.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 30th September 2002
Amounts in RM million unless otherwise stated

4. **Profits/(losses) on sale of unquoted investments and properties**

There were no sale of unquoted investments and properties during the quarter ended 30th September 2002.

5. **Taxation**

	Quarter ended 30th September 2002	Quarter ended 30th September 2001
In respect of the current period :		
- Income tax	84.6	64.2
- Deferred tax	2.7	3.1
	87.3	67.3
In respect of prior years :		
- Income tax	–	(0.1)
	87.3	67.2

The effective tax rate of 26% for the current quarter was lower than the statutory tax rate of 28% mainly because of the effect of the lower rates of income tax applicable to profits of certain overseas subsidiary companies.

6. **Earnings per share**

	Quarter ended 30th September 2002	Quarter ended 30th September 2001
Basic earnings per share		
Net profit for the period (RM million)	214.1	183.4
Weighted average number of ordinary shares in issue (million)	2,326.1	2,326.0
Basic earnings per share (sen)	9.2	7.9
Diluted earnings per share		
Net profit for the period (RM million)	214.1	183.4
Weighted average number of ordinary shares in issue (million)	2,326.1	2,326.0
Adjustment for share options (million)	2.7	–
Weighted average number of ordinary shares for diluted earnings per share (million)	2,328.8	2,326.0
Diluted earnings per share (sen)	9.2	7.9

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 30th September 2002
Amounts in RM million unless otherwise stated

7. **Property, plant and equipment**

Valuation of property, plant and equipment has been brought forward without amendments from the annual financial statements for the year ended 30th June 2002.

8. **Quoted and marketable securities**

Details of investments in quoted and marketable securities held by the Group are as follows:

Movement during:	Quarter ended 30th September 2002	Quarter ended 30th September 2001
- Total purchases	–	340.9
- Total disposals	–	76.2
- Total gain on disposals	–	1.6
Balances:	As at 30th September 2002	As at 30th September 2001
- Cost	1,003.0	1,046.1
- Carrying value	976.1	1,038.9
- Market value	1,028.6	1,096.7

The market value at 30th September 2002 of these investments approximated the fair value.

9. **Issuances and repayments of debt and equity securities**

During the quarter ended 30th September 2002, 86,000 new ordinary shares of RM0.50 each were issued at a price of RM4.90 under the Sime Darby Employees' Share Option Scheme.

Other than the above, there were no issuances, cancellations, repurchases, resale and repayments of debt and equity securities during the quarter under review.

10. **Group borrowings and debt securities**

Short term borrowings	
Unsecured borrowings denominated in Ringgit Malaysia	261.9
Unsecured borrowings denominated in foreign currencies	164.3
Unsecured term loans repayable within one year included under short term borrowings	5.8
	432.0
Term loans	
Unsecured loans denominated in Ringgit Malaysia	139.9
Unsecured borrowings denominated in foreign currencies	513.6
Less:	
Unsecured amount repayable within one year included under short term borrowings	(5.8)
	647.7

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 30th September 2002
Amounts in RM million unless otherwise stated

10. Group borrowings and debt securities (cont'd)

The breakdown of foreign currency denominated borrowings of the Group's foreign subsidiaries analysed by currency is as follows:

Analysis by currency:	Short term borrowings	Term loans
Australian dollar	49.9	164.8
Hong Kong dollar	15.0	–
Singapore dollar	58.4	325.7
Thai baht	4.7	4.5
Chinese renminbi	10.8	–
New Zealand dollar	–	18.6
Pound sterling	25.5	–
	164.3	513.6

The average interest rates applicable to short term borrowings and term loans outstanding at 30th September 2002 were 4.8% and 5.0% respectively per annum.

11. Off balance sheet financial instruments

Forward foreign exchange contracts

Forward foreign exchange contracts were entered into by subsidiaries in currencies other than their functional currency to manage exposure to fluctuations in foreign currency exchange rates on specific transactions. Under the Group accounting policies, the transactions in foreign currencies which are hedged by forward foreign exchange contracts are booked in at the contracted rates.

As at 19th November 2002, the notional amounts of forward foreign exchange contracts that were entered into as hedges for purchases and sales were RM450.7 million and RM94.9 million respectively. These amounts represent the future cash flows under contracts to purchase and sell the foreign currencies. The settlement dates of these forward contracts range between 1 and 6 months.

Interest rate swap

The Group has entered into an interest rate swap contract that effectively converts a floating rate loan of S$152 million into one with a 50:50: blend of fixed and floating rate ('the swap rate'). The contract also caps the rate payable should short term interest rates increase beyond a certain level. Under the contract, at quarterly intervals, subject to the maximum of the interest rate cap the Group pays the swap rate calculated by reference to the agreed notional amount of S$152 million. The swap contract matures on 24th June 2004.

The floating rate of this contract is linked to the Singapore Swap Offer Rate. As at 19th November 2002, the annualised effective swap rate of the loan was 1.1% above the floating rate.

The Group has no significant concentrations of credit risk and market risk in relation to the above off balance sheet financial instruments.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 30th September 2002
Amounts in RM million unless otherwise stated

12. **Contingent liabilities - unsecured**

	As at 19th November 2002	As at 30th June 2002
Trade and performance guarantees	768.2	1,016.9
Claims pending against subsidiaries	43.5	25.8
	811.7	1,042.7

The above contingent liabilities exclude a performance guarantee of RM1.788 billion that was issued on 22nd October 2002 by Malaysian Oriental Holdings Berhad, a wholly owned subsidiary of Sime Darby Berhad, in relation to the CW2 Package (Main Civil Works) for the Bakun Hydroelectric Project contract awarded to the Malaysia-China Hydro Joint Venture ('MCHJV') of which Sime Engineering Sdn. Bhd. is a partner with 35.7% interest. Counter indemnities are being obtained from the other joint partners for their respective scope of works.

13. **Material litigation**

Certain minority shareholders of Sime Bank Berhad have taken legal action against Sime Darby Berhad for not making a general offer when 60.35% of the equity of Sime Bank Berhad was acquired. The Directors are of the opinion based on legal advice that no provision is necessary.

There has been no change in material litigation since 30th June 2002.

14. **Capital commitments**

Authorised capital expenditure for property, plant and equipment not provided for in the financial statements:

	As at 30th September 2002	As at 30th June 2002
Contracted	148.2	51.1
Not contracted	299.4	257.7

15. **Significant post balance sheet event**

On 10th October 2002 Sime Darby Berhad's wholly-owned subsidiary, Servitel Development Sdn. Bhd. ('Servitel'), disposed of 23,738,316 ordinary shares of RM1.00 each in Palmco Holdings Berhad ('Palmco'), representing 11.77% of Palmco's existing issued and paid-up share capital, to IOI Corporation Berhad for a consideration of RM109,196,253.60 or RM4.60 per share.

With the disposal, Servitel now holds 44,370,684 ordinary shares in Palmco, representing 22.00% of Palmco's existing issued and paid-up share capital.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 30th September 2002
Amounts in RM million unless otherwise stated

16. **Review of results for the quarter ended 30th September 2002**

	Quarter ended 30th September 2002	**Quarter ended 30th September 2001**
Plantations	**63.2**	12.6
Tyre manufacturing	**20.7**	15.1
Property	**56.8**	58.6
Heavy equipment distribution	**64.2**	51.4
Motor vehicle distribution	**72.4**	75.6
Energy	**37.2**	47.5
General trading, services and others	**11.9**	13.8
	326.4	274.6
Exceptional items (Note 18)	**4.2**	(4.4)
Profit before interest	**330.6**	270.2

Plantations Division recorded better performance as compared to the previous corresponding quarter on the back of stronger palm products prices. The average price achieved for crude palm oil and palm kernel oil in the quarter was RM1,376 per tonne (30th September 2001 : RM890 per tonne) and RM727 per tonne (30th September 2001 : RM463 per tonne) respectively.

The higher profit achieved by Tyre Manufacturing Division in spite of higher cost of raw materials was due to improved manufacturing efficiencies and increase in turnover.

Higher margin products were launched under the Ara Damansara project in the previous corresponding quarter as compared to units launched by Sime UEP in Bukit Rajah during this quarter. This resulted in a marginal decrease in profit.

The heavy equipment operations of Tractors Malaysia Holdings Berhad ('Tractors'), Hastings Deering and Hong Kong Region recorded better results as compared to the previous corresponding quarter. Sales to the mining sector by Hastings Deering remain strong.

The increase in revenue from motor vehicle distribution (see note 2) was mainly attributable to higher unit deliveries in the People's Republic of China and the new Peugeot franchise in Australia. This is however not reflected in increase in profit due to pressures on margins.

Port Dickson Power Berhad received lower capacity bonus due to scheduled maintenance of the plant. This and higher depreciation charge resulted in lower profitability for the Energy Division.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 30th September 2002
Amounts in RM million unless otherwise stated

17. **Material changes in the quarterly results as compared to the results of the preceding quarter**

	Quarter ended 30th September 2002	%	Preceding Quarter ended 30th June 2002	%
Plantations	**63.2**	**19.4**	18.8	5.6
Tyre manufacturing	**20.7**	**6.3**	36.1	10.8
Property	**56.8**	**17.4**	69.6	20.8
Heavy equipment distribution	**64.2**	**19.7**	60.0	17.9
Motor vehicle distribution	**72.4**	**22.2**	80.8	24.1
Energy	**37.2**	**11.4**	54.8	16.4
General trading, services and others	**11.9**	**3.6**	14.8	4.4
	326.4	**100.0**	334.9	100.0
Exceptional items (Note 18)	**4.2**		(56.1)	
Profit before interest	**330.6**		278.8	

During the quarter ended 30th September 2002, both Plantations and Heavy Equipment Divisions recorded higher profits as compared to the immediate preceding quarter. This higher profitability was offset by lower contributions from the other Divisions.

Plantations Division recorded better performance this quarter on the back of stronger palm products prices and higher tonnage sold. The average price achieved for crude palm oil and palm kernel oil in the preceding quarter was RM1,211 per tonne and RM642 per tonne respectively.

Tyre Manufacturing Division's previous quarter's results included a reversal of RM11.7 million arising from a review of costs for selling and distribution. The operating profit this quarter was also adversely affected by the increase in insurance and raw material costs.

The lower profit reported by the Property Division was attributable to lower units sold during the quarter by Sime Pilmoor Development Sdn Bhd.

The improved performance of heavy equipment distribution was contributed by Hastings Deering, reduced by lower profits from Tractors Malaysia Holdings Berhad caused by lower milestone billings for the Offshore Patrol Vessel project.

The profitability of motor vehicle distribution was adversely impacted by poor margins from sales in Hong Kong and the People's Republic of China. Operations in Singapore and Malaysia also reported lower results.

The higher profit recorded in the previous quarter ended 30th June 2002 by the Energy Division was mainly due to the reversal of provisions by Sime SembCorp Engineering Sdn Bhd in respect of completed projects on the expiry of the warranty periods.

The results derived from general trading, services and others have remained at approximately the same level as in the preceding quarter with lower losses from Lec Refrigeration plc (quarter ended 30th September 2002: RM4.4 million, 30th June 2002 : RM8.9 million) offset by reduced contribution from the other operations.

The Group's results were not materially affected by any major seasonal or cyclical factors. There were no changes in estimates of amounts reported in the previous financial year that have a material effect on results for the current quarter under review.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 30th September 2002
Amounts in RM million unless otherwise stated

18. **Exceptional items**

	Quarter ended 30th September 2002	30th June 2002	30th September 2001
Gain/(loss) on disposal of investments	–	(1.1)	1.6
Surplus on disposal of properties	4.6	0.5	–
Write-back of provision for reorganization expenses and severance cost	–	10.2	–
Provision for diminution in value of investment	–	(9.1)	(6.0)
Write-down of property, plant and equipment to recoverable value	–	(56.4)	–
Others	(0.4)	(0.2)	–
	4.2	(56.1)	(4.4)

The write-down of property, plant and equipment to recoverable value during the quarter ended 30th June 2002 was made in respect of the Group's assets in a business resort hotel, closure of old palm oil mills and the factories of Simex Aircraft Tyre Company Sdn Bhd and Professional Golf Company Sdn Bhd.

19. **Current year prospects**

Factors which might adversely affect the results of the Group are the continuing margin pressure experienced by motor vehicle distribution, the full implementation of AFTA for tyre products on 1st January 2003 and the potential conflict in West Asia with its resultant impact on the economy and cost of raw materials.

However, the Board of Directors is cautiously optimistic that the overall results of the Group will remain satisfactory with strong palm products prices and good demand for residential properties in choice locations.

20. **Status of corporate proposals**

On 21st June 2002, Alliance Merchant Bank Berhad ('Alliance'), on behalf of Sime Darby Berhad ('SDB'), announced that SDB had entered into a Reorganisation Agreement with DMIB Berhad ('DMIB'), Sime Engineering Services Berhad (formerly known as CMF Technology Sdn Bhd) ('SES') and SDC Tyre Sdn Bhd (formerly known as Merit Manufacturing Sdn Bhd) ('SDC') relating to a proposed re-organisation of the corporate structure and businesses of DMIB which would involve the privatisation of DMIB and the transfer of its listing status to SES ('the Proposal'). The Proposal is pending approvals of the relevant authorities and the shareholders of DMIB.

On 26th June 2002, SDB announced that it had entered into a non-binding Memorandum of Understanding with Continental Aktiengesellschaft ('Continental') in relation to Continental's proposed acquisition of 30%, and later, a further interest, in the equity of SDC which would become the holding company for the entire equity interest in DMIB and Sime Tyres International (M) Sdn Bhd pursuant to the Proposal mentioned above. There has been no further development since then.

On 28th June 2002, Commerce International Merchant Bankers Berhad ('CIMB'), on behalf of SDB, announced that SDB proposes to undertake an issuance of private debt securities of up to RM1,500 million nominal value based on Islamic principles. On 15th August 2002, CIMB had, on behalf of SDB, announced that the approval of the Securities Commission ('SC') had been obtained on 12th August 2002. The approval of the SC is subject to SDB complying with certain conditions which are administrative in nature prior to any issuance. SDB has yet to undertake any issuance of the said debt securities.

On 2nd July 2002, SDB announced that its wholly-owned subsidiary, SD Holdings Berhad, ('SDHB') had entered into a joint venture agreement ('JVA') with Petra Foods Pte. Ltd. ('PF'). Pursuant to the JVA, SDHB will divest to PF a 60% equity interest in Sime Confectionery Sdn Bhd which will undertake the business of manufacturing and trading of finished chocolate confectionery products. On 11th November 2002, SDB announced that the approval of the Ministry of International Trade and Industry ('MITI') had been obtained for the JVA vide MITI's letter dated 28th October 2002. The JVA is still subject to the fulfillment of other conditions precedent.

SIME DARBY BERHAD
(Company No: 41759-M)

Notes on the quarterly report – 30th September 2002
Amounts in RM million unless otherwise stated

21. Provision of financial assistance in the ordinary course of business

On 31st October 2002, Sime Darby Berhad approved the issue of a Performance Bond of RM3.129 million and an Advance Payment Bond of RM7 million by Sime Engineering Sdn Bhd to Sarawak Hidro Sdn Bhd on behalf of Edward & Sons (EM) Sdn Bhd, another member of the MCHJV, in relation to the CW 2 package for the Bakun Hydroelectric project.

The financial assistance had no material impact on the earnings and net tangible assets of the Group.

22. Dividends

At the Annual General Meeting held on 31st October 2002, the shareholders of Sime Darby Berhad had approved the final dividend of 14.5 sen gross per share less Malaysian tax at 28% and 3.0 sen per share tax exempt for the financial year ended 30th June 2002. The dividend will be paid on 20th December 2002.

No dividend has been paid or declared during the quarter ended 30th September 2002.

By Order of the Board
YEOH POH YEW, NANCY
Group Secretary

Kuala Lumpur
26th November 2002